TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the six months ended March 31, 2006, and the audited consolidated financial statements for the year ended September 30, 2005.

This MD&A is prepared as of May 5, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity copper-gold property and the Harmony gold property. In 2006, Taseko is focusing on production and improvements at the Gibraltar mine and updating a feasibility study on the Prosperity project.

Taseko had pre-tax earnings of $5.5 million during the quarter ended March 31, 2006, compared to $6.7 million in the previous quarter and $0.6 million in the same quarter of the previous fiscal year.

During the quarter ended March 31, 2006, the Gibraltar mine produced 12.8 million pounds of copper and 231 thousand pounds of molybdenum. The Company realized revenues of $31.2 million and $6.3 million from sales of copper and molybdenum concentrates, respectively.

Taseko’s earnings over the first six months of fiscal 2006 were $9.8 million, compared to a loss of $4.8 million in the first six months of fiscal 2005. The fiscal 2005 results were lower because they included only three months of commercial production at the Gibraltar mine and metal prices were also lower during that period. In the first six months of fiscal 2006, the Gibraltar mine produced 26.2 million pounds of copper and 455 thousand pounds of molybdenum and realized revenues of $67.4 million from copper and $11.4 million from molybdenum.

In March 2006, the Board approved a $62 million capital expenditure to expand and upgrade the concentrator facility at the Gibraltar mine. Work was initiated in April. The upgrade and expansion project will increase the production capacity of the Gibraltar mine from 70 million pounds to 100 million pounds of copper per year by 2008.

Rehabilitation of Gibraltar’s solvent extraction and electrowinning (SX-EW) plant at an anticipated capital cost of $3 million also began in April 2006. The plant’s annual capacity is 7 million pounds of copper cathode. It is expected to be operational by the fall of 2006.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

A $2 million exploration drilling program at Gibraltar began in mid-March 2006. The drilling program is designed to upgrade information on the resources located near current reserves in order to update the geological and mine models.

Engineering firm SNC Lavalin is updating the feasibility study for the Prosperity copper-gold project. The work will begin with a preliminary overview study, designed to guide the detailed engineering work for the feasibility study. Results from the overview study are expected in May.

The Prosperity Project Environmental Impact Assessment is fully underway with the forming of multidisciplinary field work teams which will gather fisheries, wildlife, and traditional use data in the area where the project will be developed.

Gibraltar Mine

Second Quarter 2006 Highlights

Copper

  Copper in concentrate production during the quarter was 12.8 million pounds of copper, 5% less than the previous quarter.

  Copper concentrate sales for the quarter were 23,207 wet metric tonnes ("WMT"), containing 13.2 million pounds of copper, a decrease from the 28,912 WMT sold during the previous quarter.

  The average price realized for sales of copper in the quarter was US$2.06 per pound.

  Copper concentrate inventory at March 31, 2006 was 12,487 WMT, a decrease in inventory from the 13,015 WMT of concentrate on hand at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production in the quarter was 231,000 pounds.

  Molybdenum concentrate sales in the quarter were 242.4 WMT, containing 243,000 pounds, an increase from the 192.0 WMT, containing 196,000 pounds sold in the previous quarter.

  The average price realized for sales of molybdenum in the quarter was US$22.16 per pound.

  At the end of the second quarter, molybdenum in concentrate inventory was 24.6 WMT, compared to 37.3 WMT at the end of the previous quarter.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Second Quarter Production Results

The following table is a summary of the operating statistics for the current quarter (Q2 - 2006) compared to the previous quarter (Q1 - 2006), and the same quarter in the previous year (Q2 - 2005).

	Q2 - 2006	Q1 - 2006	Q2 - 2005
Total tons mined (millions)[1]	9.9	10.1	10.6
Tons of ore milled (millions)	2.7	3.0	2.8
Stripping ratio	2.80	2.31	2.80
Copper grade (%)	0.300	0.286	0.328
Molybdenum grade (%MoS2)	0.017	0.014	0.011
Copper recovery (%)	79.7	78.1	76.8
Molybdenum recovery (%)	42.7	42.9	21.4
Copper production (millions lb)	12.8	13.4	14.2
Molybdenum production (thousands lb)	231	223	141

Total tons mined in the current quarter was essentially the same as the previous quarter as pit haulage route redesigns helped to offset the lower truck availability. Twenty percent of the truck fleet is parked because of tire shortages.

Copper produced in concentrate during the second quarter was 12.8 million pounds. The higher copper head grade and improved copper recovery realized in the quarter did not offset the reduction of tons of ore milled, which resulted in lower copper production.

Concentrator throughput continues to be an issue that is being addressed by line personnel, as the concentrator has not achieved its nominal capacity of 36,700 tons per day on a consistent basis.

Molybdenum produced in concentrate during the quarter was 231 thousand pounds, an increase from the 223 thousand pounds in the previous quarter, largely as a result of higher head grade.

___________________________

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Production unit costs were above forecast for the quarter. Cost per ton mined was $C1.01/t, compared to the planned $C0.95/t, as savings achieved through improved haulage design were offset by higher fuel and labour costs and mining at an above budget strip ratio. Costs per pound of copper produced were higher as a result of unbudgeted mill repairs coupled with lower anticipated metal production as a result of decreased throughput tons.

On-site costs include higher than deposit average stripping as well as closure and reclamation costs and do not, at this time, include “in-process” inventory valuation. Off-site costs included the disputed price participation amount currently being deducted by Glencore. Price participation for the second quarter added approximately US$1.6 million, or roughly an extra 12¢ per pound, to off-site costs.

Labour

There were no lost time accidents during the quarter. The number of personnel at the end of the quarter was 274, compared to 258 at the end of the previous quarter and the planned complement of 285.

Second Quarter Actual Compared to Forecast

The forecasted copper and molybdenum production for fiscal 2006 is estimated to be between 52 to 55 million pounds of copper and 850 to 900 thousand pounds of molybdenum. Forecast production and costs are illustrated below:

	Q1 (A)	Q2 (A)	2ND Half
Copper (millions lb)	13.4	12.8	26 to 29
Molybdenum (thousands lb)	223	231	400 to 450
Copper production costs[1] , net of by product credits*, per lb of copper	US$1.10	US$1.07	US$1.00 to US$1.15
Off Property Costs[2] for transport, treatment (smelting & refining) & sales per lb of copper	US$0.33	US$0.43	US$0.23 to US$0.43
Total cash costs of production per lb of copper	US$1.43	US$1.50	US$1.23 to US$1.58

[1] Excludes mining equipment lease costs but includes contractor overhead costs. The by-product credit is based on pounds of molybdenum sold. The forecast production costs for 2006 are based on a molybdenum sales price of US$20 per pound for the remainder of the year and a foreign exchange rate of 0.88 US$/$Cdn. [2] Off-property costs range more than would otherwise be expected due to price participation assessments applied by Glencore Ltd., see Financial Results. The low end of the off-property range assumes conclusion of the dispute in Taseko’s favor.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Upgrade of Gibraltar Concentrator Approved and Underway

A $62 million dollar expenditure on the Gibraltar concentrator was approved and will include two components. The first is to expand the grinding circuit by incorporating a Semi Autogenous Grinding ("SAG") mill that will improve the efficiency of the present milling and crushing system. The second is a complete replacement of the flotation recovery system. The expanded milling capacity and upgraded flotation system is expected to decrease Gibraltar’s unit operating costs by roughly 10% through a combination of increased throughput and improved recoveries of both copper and molybdenum.

Taseko has engaged the Vancouver office of Hatch Engineering to provide overall engineering and procurement services for the upgrade of the concentrator. Taseko has also entered into an agreement with Farnell-Thompson, a Montreal based engineering firm, specializing in grinding mill design and engineering for direct sourcing of the SAG mill. Direct sourcing reduces the timeline for mill design, engineering and delivery of the mill components. The Company expects that the SAG mill will be delivered in fifteen months.

The upgrade and expansion project will increase ore processing capacity of the mill by 25%, from the current 36,750 tons per day to 46,000 tons per day. As a result of the increased capacity and the expected improved recoveries related to the new flotation system, the annual copper production is expected to rise by 30% to approximately 100 million pounds per year. The new SAG mill will be capable of processing up to 50,000 tons of ore per day, depending on ore characteristics and operating strategy. Additional engineering analyses of the tailings system and electrical infrastructure, as well as long-term mine plans, are being conducted to determine whether that additional daily throughput can be achieved.

Funding for the expansion will come from a combination of internally generated cash flows and commercial capital sources. The upgrade to the flotation system is already underway. Construction of the grinding circuit will begin in the summer of 2006, with completion planned for the latter part of 2007.

Upgrade to SX-EW Plant

Gibraltar’s SX-EW plant is capable of producing up to 7 million lbs of LME-grade cathode copper per year. During the mine's twelve years of operation between 1986 and being put on standby in 1998, the plant produced 85 million lbs of cathode copper at a cost of approximately US$0.75 per pound.

Over the last fifteen months since the Gibraltar mine re-opened, oxidized copper ore has been removed and stockpiled, while sulphide mineralization has been treated through conventional processes in the mine concentrator. Mining in the Pollyanna pit has now progressed to the point where sufficient oxidized copper ore is available for placement on the leach pads, which can now support continual operation of the SX-EW plant.

Gibraltar has 16.5 million tons of proven and probable oxide reserves in the Pollyanna and Connector pits grading 0.148% acid soluble copper at a 0.10% cut-off at $1.10 US/lb, as described in the March 2005 technical report by J. Hendry, P.Eng., and S. Wallis, P.Geo., of Roscoe Postle Associates Inc. These reserves contain approximately 23 million lbs of recoverable copper.

In addition to the above stated oxide reserves, a new oxide zone was discovered when the mine was on care and maintenance in 2003. Significant drilling has been completed in this area. Further geological work and engineering will be conducted between now and the summer of 2006 with plans to develop the

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

access and infrastructure necessary to support mining of this new oxide zone, in conjunction with the oxide ore coming from the Pollyanna and Connector pits.

Drilling Program Underway

A $2 million definition drilling program began in mid-March 2006. This work will focus on more fully defining the mineral resources between the existing pits and tying together the extensive mineralization zones, with the objective of upgrading additional resources into reserve categories.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located approximately 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Company carried out extensive exploration, engineering, mine planning, environmental and socio-economic studies on the property prior to 2001, outlining a large porphyry copper-gold deposit.

The Company is re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates in conjunction with constructing and operating a single line mill rather than multiple smaller lines. Also, the Company is incorporating improvements that can be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The work program also includes reassessing major infrastructure plans, such as the on-site facilities construction materials and techniques necessary to fully take advantage of further reduced capital and operating costs.

The Company has retained engineering firm SNC Lavalin to update the feasibility study. Completion of a preliminary overview study of the project is expected by the end of May. This overview study will guide detailed engineering work for updating the feasibility study.

The initial focus of the overview study will be redesign of the concentrator, in particular, utilizing a large diameter single SAG mill as opposed to multiple smaller SAG mills. A single SAG mill design will significantly reduce the capital and operating costs relative to previous studies undertaken on the Prosperity project, as grinding circuits account for 40% of the cost of concentrator facilities.

The Prosperity Project Environmental Impact Assessment is fully underway with the forming of multidisciplinary field work teams which will gather fisheries, wildlife, and traditional use data in the area where the project will be developed. The field teams are comprised of Taseko personnel, expert consultants, federal and provincial government employees, and First Nations representatives. The goal of the 2006 field work season is to complete the background data work performed in the previous studies and to close any gaps that have occurred as regulations have changed over the years that the project was idle. The Prosperity Project Environmental Impact Assessment is to be substantially complete by the spring of 2007.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, averaging US$2.35/lb to the end of April.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004. The average molybdenum price in 2005 was US$33/lb. Prices decreased in January 2006, but appear to have stabilized over the past three months, averaging US$24/lb to the end of April.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$565/oz over the period from January to April.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

Balance Sheet	As at September 30 2005	As at September 30 2004 (restated)	As at September 30 2003 (restated)
Current assets	$ 58,380,111	$ 18,064,003	$ 3,832,059
Mineral properties	3,000	3,000	28,813,296
Other assets	132,613,767	112,799,415	16,825,852
Total assets	190,996,878	130,866,418	49,471,207

Current liabilities	52,023,078	40,179,912	3,851,136
Other liabilities	109,864,245	95,601,763	24,086,058
Shareholders’ equity	29,109,555	(4,915,257)	21,534,013
Total shareholders’ equity & liabilities	$ 190,996,878	$ 130,866,418	$ 49,471,207

Statement of operations	Year ended September 30 2005	As at September 30 2004 (restated)	As at September 30 2003 (restated)
Revenue	$ (87,638,300)	$ –	$ –
Cost of production	57,799,558	–	–
Transportation and treatment	13,548,560	–	–
Amortization	2,657,165	17,296	42,564
Accretion of reclamation obligation	1,574,000	1,431,000	1,300,000
Exploration	505,586	4,456,901	2,024,671
Foreign exchange	34,080	–	–
Loss (gain) on sale of equipment	2,160,992	–	(131,638)
General and administration	2,411,688	2,334,840	855,646
Interest and other income	(10,547,609)	(5,154,209)	(721,480)
Interest expense	4,250,831	1,476,999	1,090,765
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	5,095,249	–
Refinery project	–	–	500,000
Restart project	6,346,650	14,982,008	–
Stock-based compensation	1,129,026	5,172,244	65,344
Write down of mineral property acquisition costs	–	28,810,296	–
Current income tax expense (recovery)	(4,099,000)	23,744,000	–
Future income tax expense (recovery)	(13,423,000)	–	–
Loss (earnings) for the year	$ (23,289,773)	$ 82,366,624	$ 5,025,872

Basic earnings (loss) per share	$ 0.23	$ (1.10)	$ (0.11)
Diluted earnings (loss) per share	$ 0.21	$ (1.10)	$ (0.11)

Basic weighted average number of common shares outstanding	100,021,655	75,113,426	46,984,378
Diluted weighted average number of common shares outstanding	110,732,926	75,113,426	46,984,378

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s pre-tax earnings for the quarter ended March 31, 2006 decreased to $5.5 million, compared to $6.7 million in the previous quarter and increased from $0.6 million in the same period in 2005.

The Company reported revenues of $37.5 million, compared to $41.2 in the previous quarter and $28.4 million in the second quarter of 2005. Even though the average price per pound of copper concentrate sold increased to US$2.06 per pound in the second quarter, from US$1.88 per pound in the first quarter, revenues decreased because the Company was unable to ship its copper concentrates at the end of the quarter due to a lack of ships available at that time to transport the copper concentrates to smelters in Asia. As a result, the Company recognized revenue on 13.2 million pounds, which was 3.2 million pounds less than in the previous quarter.

Revenues consisted of copper concentrate sales of $31.2 million and molybdenum concentrate sales of $6.3 million. In late March 2006, the Company did receive funds of approximately $8.7 million from the sale of concentrate. As this concentrate was not shipped until after March 31, 2006, this sale was recorded as deferred revenue at March 31, 2006.

Total production costs for the period were $22.6 million, compared to $26 million in the previous quarter and $23.6 million in the same quarter of the previous year. These costs included mining (Q2-2006 –$10.6 million; Q1-2006 – $11.1), milling (Q2-2006 – $9.0 million; Q1-2006 – $8.4 million), mine administration (Q2-2006 – $1.7 million; Q1-2006 – $1.9 million), administration fees paid to Ledcor (Q2-2006 – $1.1 million; Q1-2006 – $1.1 million), and an inventory reduction (Q2-2006 – $0.4 million; Q1-2006 – $3.9 million), offset by silver credits (Q2-2006 – $0.3 million; Q1-2006 – $0.3 million).

Transportation and treatment costs were $6.6 million for Q2-2006 compared to $6.3 million in Q1-2006. Amortization expense remained the same at $0.8 million in each of the last two quarter.

Glencore Ltd. (“Glencore”) purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract. Gibraltar and Glencore continue to have a dispute concerning the interpretation of the contract. Glencore asserts that the contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the contract does not provide for any such deduction. To March 31, 2006, Glencore had withheld approximately US$5.0 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the contract. Of this amount, US$1.6 million was withheld during the quarter ended March 31, 2006.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore.

Exploration expenses increased to $0.5 million in Q2-2006 compared to a very small amount in Q1-2006 due to exploratory drilling at the Gibraltar mine site, the initial phase of the mill expansion, the ramping up of activities at the Prosperity project and due diligence relating to potential new projects.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

General and administrative costs increased to $1.5 million in Q2-2006 from $1.0 million in Q1-2006 as a result of increased corporate activity. Items that significantly increased under General and Administrative costs were as follows: office and administration costs (Q2-2006 – $0.5 million; Q1-2006 – $0.4 million); and trust and filing fees (Q2-2006 – $0.2 million; Q1-2006 – $nil). A provision of $2.4 million was booked in respect of income taxes during the current quarter.

Foreign exchange gains increased significantly (Q2-2006 – $0.5 million; Q1-2006 – $nil) due to timely sales of US dollars. Interest and other income was static.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Mar 31 2006	Dec 31 2005	Sep 30 2005 (restated)	Jun 30 2005 (restated)	Mar 31 2005 (restated)	Dec 31 2004 (restated)	Sep 30 2004 (restated)	Jun 30 2004 (restated)
Current assets	67,249,013	57,067,156	58,380,111	50,973,406	31,423,939	24,673,141	18,064,003	19,733,394
Mineral properties	3,000	3,000	3,000	3,000	3,000	3,000	3,000	28,813,296
Other assets	132,713,221	132,683,929	132,613,767	120,521,937	118,945,024	115,055,389	112,799,415	28,493,334
Total assets	199,965,234	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418	77,040,024

Current liabilities	40,814,739	41,238,381	52,023,078	46,801,857	41,968,895	40,893,737	40,179,912	3,625,687
Other liabilities	109,158,078	109,527,872	109,864,245	112,549,977	108,391,925	107,763,788	95,601,763	25,891,582
Shareholders’ equity	49,992,417	38,987,832	29,109,555	12,146,509	11,143	(8,925,995)	(4,915,257)	47,522,755
Total shareholders’ equity
and liabilities	199,965,234	189,754,085	190,996,878	171,498,343	150,371,963	139,731,530	130,866,418	77,040,024

Revenue	(37,510,724)	(41,271,228)	(27,698,995)	(31,520,306)	(28,418,999)	–	–	–
Mine site operating costs	22,573,586	26,046,632	20,901,551	13,262,656	23,635,351	–	–	–
Transportation and treatment	6,642,980	6,276,902	4,400,743	5,300,114	3,847,703	–	–	–
Amortization	852,836	848,888	779,415	710,398	655,179	512,173	844	849
Expenses:
Accretion of reclamation
obligation	433,000	433,000	393,500	393,500	393,500	393,500	357,750	357,750
Conference and travel	83,528	71,485	60,369	36,301	11,281	12,995	11,689	19,062
Consulting	78,008	115,335	101,736	82,694	65,944	63,760	56,450	94,875
Corporation taxes	165,619	–	(6,825)	–	–	554	14,184	20,000
Exploration	470,840	269,629	455,211	6,634	11,694	32,047	(1,892,174)	3,959,724
Interest and finance charges	1,042,774	1,082,037	1,501,780	932,688	910,049	906,314	263,569	696,707
Legal, accounting and audit	334,396	362,495	176,167	74,022	79,317	97,146	325,567	92,940
Office and administration	498,553	390,319	527,896	236,954	236,804	164,316	88,512	199,224
Premium paid for GRTLP	–	–	–	–	–	–	–	–
Property investigation	–	–	–	–	–	–	4	–
Restart project	–	–	–	–	(1,214,796)	7,561,446	14,982,008	–
Shareholder communications	97,019	69,247	90,326	44,641	112,241	52,822	34,142	18,694
Trust and filing	214,792	21,086	8,300	8,027	67,787	6,114	53,052	13,842
Interest and other (income)	(1,545,680)	(1,626,954)	(1,324,344)	(1,552,559)	(1,233,485)	(6,437,221)	(4,464,851)	(228,670)
Loss on sale of property plant
and equipment	–	–	–	–	(17,000)	2,177,992	–	–
Income taxes	2,410,000	–	(17,522,000)		–	–	23,744,000	–
Foreign exchange	(447,665)	(32,151)	324,275	194,365	(120,290)	(364,270)	–	–
Write down of mineral property
acquisition costs	–	–	–	–	–	–	28,810,296	–
Stock-based compensation	535,070	230,846	401,470	170,310	392,697	164,549	2,035,178	1,526,084
Earnings (loss) for the period	3,071,068	6,712,432	16,429,425	11,619,561	585,023	(5,334,237)	(64,420,220)	(6,771,081)

Basic and diluted loss per
share	0.03	0.06	0.14	0.12	0.01	(0.06)	(0.85)	(0.08)

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

At March 31, 2006, Taseko had positive working capital of $24.0 million, as compared to a $15.8 million working capital at December 31, 2005. The increase in working capital was primarily a result of operations from the Gibraltar mine and the exercising of share purchase options and warrants during the quarter.

The Company has accrued a tax provision of a subsidiary company of $19.6 million in the consolidated financial statements. This provision is net of a $23.7 million income tax expense recorded in 2004 which management believes is less than likely of ever becoming payable. The subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place subsequent to the Company's financial reporting date. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum, along with current cash balances will be sufficient to cover operating costs and working capital during fiscal 2006.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The capital leases associated with certain of the Company's mining shovels and mine haul trucks were payable in US dollars at interest rates ranging from approximately 6% to 10%. These capital leases had terms of 48 months, and were secured by the mining equipment to which they relate. In April 2006, the Company exercised its right to acquire the equipment for approximately US$12.5 million. The Company has various loans on its on-road vehicles totaling $51,940, all of which is current.

1.8 Off-Balance Sheet Arrangements

None

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company during the three months ended March 31, 2006 increased to $653,912, as compared to $525,237 in the previous quarter and as compared to $234,281 in the second quarter of the previous year.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended September 30, 2005. The preparation of consolidated financial

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment, and of assets under capital lease, the carrying values of the reclamation liability,
  the carrying values of the capital leases,
  the carrying values of the convertible debenture and conversion right, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13 Change in Accounting Policies including Initial Adoption

Convertible debentures

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. The accretion charges that were previously recorded through deficit have been eliminated and now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the six months ending March 31, 2006 it amounted to $590,701. This change had no effect on net income (loss) per share.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

TASEKO MINES LIMITED
SIX MONTHS ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 5, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				116,936,260

Share purchase option	September 29, 2006	$ 0.55	640,000
	September 20, 2006	$ 1.40	1,977,500
	September 29, 2006	$ 1.36	975,000
	September 28, 2010	$ 1.15	1,346,667
	September 28, 2007	$ 1.15	291,000
	December 14, 2007	$ 1.29	75,000
	March 27, 2009	$ 2.07	130,000
	September 28, 2010	$ 2.07	270,000
	March 28, 2011	$ 2.18	475,000
	September 28, 2010	$ 2.18	170,000
	March 27, 2009	$ 2.18	372,000	6,722,167

Warrants	September 28, 2006	$ 1.40	5,500,600
	September 18, 2006	$ 1.66	2,528,482	8,029,082

Convertible debenture,	July 21, 2009	$ 4.64	3,663,793	3,663,793
Boliden Westmin (Canada) Limited

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916